EXHIBIT 77D
For AXP Utilities Income Fund, Inc.

At a board of Directors' meeting held on September 8-9, 1999, the following investment policy was eliminated:

Under normal market conditions, the Fund does not intend to commit more than 5% of its total assets to when-issued securities or forward commitments.